TODD SHIPYARDS CORPORATION

ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR

JULY 4, 2010

TOTAL PAGES - 3	CONTACT: HILARY PICKEREL
SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...August 12, 2010...Todd Shipyards Corporation (NYSE:TOD) announced financial results for the first quarter ended July 4, 2010. For the quarter, we reported net income of $2.6 million or $0.44 per diluted share on revenue of $70.2 million. For the prior year first quarter ended June 28, 2009, we reported net income of $1.5 million or $0.26 per diluted share on revenue of $34.6 million. The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday closest to March 31. The 2010 fiscal year consisted of 52 weeks ending on March 28, 2010 while the 2011 fiscal year consists of 53 weeks ending April 3, 2011. All quarters of both fiscal years 2010 and 2011 consist of 13 weeks, except for the first quarter of 2011, which consisted of 14 weeks. The additional week did not materially affect the comparability of operating results between the first quarters of fiscal years 2011 and 2010. All references to years relate to fiscal years rather than calendar years.

Our first quarter revenue of $70.2 million reflects an increase of $35.6 million or 103% from the same period last fiscal year. The quarter to quarter increase largely results from higher volumes of Coast Guard and Navy vessel maintenance and repair activity and new construction activity for Washington State Ferries.

For the quarter ended July 4, 2010, we reported operating income of $3.8 million. In the prior year quarter ended June 28, 2009, we reported operating income of $1.8 million. The increase in operating income in the first quarter of fiscal 2011 versus the first quarter of the prior year primarily results from higher business volumes noted above.

We reported investment and other income of $0.2 million and $0.5 million for the quarters ended July 4, 2010 and June 28, 2009, respectively.

For the first quarter ended July 4, 2010, we reported income before income taxes of $4.0 million and recorded $1.4 million of federal income tax expense, resulting in net income for the period of $2.6 million. For the prior year first quarter ended June 28, 2009, we reported net income before income taxes of $2.3 million and recorded federal income tax expense of $0.8 million, resulting in net income for the period of $1.5 million.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended July 4, 2010 and June 28, 2009
(in thousands of dollars, except per share data)

	Three Months Ended
	07/04/10	06/28/09

Revenues	$ 70,207	$ 34,635
Operating expenses:
Cost of revenue	55,404	24,788
Administrative and manufacturing overhead	11,063	8,096
Other insurance settlements	(82)	(30)
Total operating expenses	66,385	32,854
Operating income	3,822	1,781
Investment and other income	161	525
Income before income tax expense	3,983	2,306
Income tax expense	(1,406)	(784)
Net income	$ 2,577	$ 1,522

Net income per common share
Diluted	$ 0.44	$ 0.26
Weighted average shares outstanding
Diluted	5,792	5,783

A copy of our financial statements for the quarter ended July 4, 2010 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
July 4, 2010 and March 28, 2010
(in thousands of dollars)

	07/04/10	03/28/10

ASSETS
Cash and cash equivalents	$ 2,051	$ 8,171
Securities available-for-sale	26,720	20,021
Accounts receivable
U.S. Government	9,647	6,689
Other, net	16,001	15,592
Costs and estimated profits in excess of billings on incomplete contracts	26,091	20,675
Inventory	1,814	1,491
Insurance receivable	447	447
Other current assets	2,433	2,068
Deferred taxes	804	402
Total current assets	86,008	75,556
Property, plant, and equipment, net	29,267	29,716
Restricted cash	6,660	5,627
Deferred pension assets	11,252	11,657
Insurance receivable	7,026	7,180
Intangible assets, net	1,476	1,553
Goodwill	1,109	1,109
Other long-term assets	890	898
Total assets	$ 143,688	$ 133,296

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accruals	$ 28,338	$ 16,635
Accrued payroll and related liabilities	3,580	3,586
Billings in excess of costs and estimated profits on incomplete contracts	9,783	13,624
Environmental and other reserves	447	447
Taxes payable other than income taxes	1,616	1,559
Income taxes payable	1,562	676
Total current liabilities	45,326	36,527
Environmental and other reserves	10,186	10,415
Accrued post retirement health benefits	6,121	6,171
Deferred taxes	2,254	2,648
Other non-current liabilities	2,125	2,133
Total liabilities	66,012	57,894
Stockholders' equity
Common stock $.01 par value, authorized 19,500,000 shares, issued 11,828,305 shares at July 4, 2010 and March 28, 2010, and outstanding 5,775,691 shares at July 4, 2010 and March 28, 2010	118	118
Paid-in capital	38,960	38,885
Retained earnings	88,706	86,564
Accumulated other comprehensive loss	(6,251)	(6,308)
Treasury stock (6,052,614 shares at July 4, 2010 and March 28, 2010)	(43,857)	(43,857)
Total stockholders' equity	77,676	75,402
Total liabilities and stockholders' equity	$ 143,688	$ 133,296

A copy of our financial statements for the quarter ended July 4, 2010 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.